

Infobird Co., Ltd

Cautionary Note Regarding Forward-Looking Statements

This Investor Presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this Investor Presentation, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in s and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.

- **Corporate and solution overview**
- Strategic highlights and key steps after IPO
- 2022 revenue target and goal

infobird

Our Mission

Make your customer engagement smart and personalized

Customer engagement



Sales Force management

Cloud
Cloud computing structure as the baisc foundation

Artificial Intelligence
Leveraging cutting-edge AI technologies

Customizable
Quick customization with relatively low cost

We are a software-as-a-service, or SaaS, provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China.

- ✓ A leading SaaS provider of AI-powered customer engagement solutions in China
  - Many years of experiences in serving large financial enterprises
  - Penetration into other industries with standard cloud-based services
- ✓ Cloud-native architecture, patented AI technologies, and no-code development platform
- ✓ Combined with our customer-centric culture and in-depth vertical knowledge of clients' industries, we provide our clients with holistic solutions to maximize business value

Our customer engagement solution

Value-driven solutions: help our customers to increase revenue, reduce cost, enhance customer service quality and customer satisfaction

Customer Engagement

- Customer acquisition
- Intelligent omnichannel contact center (inbound customer service and outbound telemarketing)
- Customer life-value management

Sales Force Management

- Quality management
- ……
- Intelligent interactive training

No-code development platform

- Cloud-native architecture
- Artifical intelligence technologies
- VoIP technologies (Voice over Internet Protocol)

- Highly customizable
- Highly intelligent
- Proof of stability and security at large scale

Our customer engagement product portfolio

AI Customer Engagement

Cloud call center

- **Functions**: inbound and outbound calls through various terminals, interactive voice responses, batch calls and other add-on services with our open API
- **AI empowered**: predictive dialing robot

Intelligent telemarketing

- **Functions:** automatically initiate calls, run multiple processes at a time, and perform common or repetitive tasks
- **AI empowered:** Leveraging AI voice Chatbot and collect information from interactions

Omni-channel customer service

- **Functions:** one single view of customer**,** cross-channel interaction support, customizable ticket systems
- **AI empowered**: AI voice Chatbot/AI text Chatbot and intelligent form filling

AI voice/text Chatbot

- **Functions:** multiple rounds of free conversations with customers, referring to the context for better understanding, and recognizing the intentions of customers
- **AI empowered**: leveraging self-developed NLP technology and licensed ASR and TTS technologies

Wechat call center

- **Functions:** provides a platform to better retain and prolong the life-cycle for customers
- **AI empowered**: leveraging AI and RPA technologies to ensure automatic and intelligent solutions

AI Sales Force Management

Intelligent quality inspection

- **Functions**: coverage to monitor and benchmark performances of sales and customer service representatives and aiding in the fulfillment of obligations under compliance regulations
- **AI empowered:** leveraging self-developed NLP technology and licensed ASR technologies to convert voice to text and to carry out contextual understanding

Intelligent interactive training

- **Functions**: standardized training, interactive training sessions and tests with AI Chatbots for sales and customer service representatives
- **AI empowered:** AI text Chatbot/AI voice Chatbot for interactive training sessions, leveraging self-developed NLP technology and licensed ASR and TTS technologies

Interactive training--A SaaS product to empower sales or customer service team to simulate real life engagement with customers by using AI technologies

Increase customer satisfaction and avoid potential/current customer loss


Sales/customer service agent habits and attitude
Sell/customer service process
Sales/customer service agent skills
Product/service knowledge

1. **Build a team with the same sales/customer service standard**
2. **Improve the training efficiency**
   (fixed time with coach vs. anytime and anywhere with AI)
3. **Improve the training effectiveness**
   (passive learning vs. proactive learning)
4. **Make training management easier**
   (a clear and quantified view of each’s performance in training)

- Corporate and solution overview
- **Strategic highlights and key steps after IPO**
- 2022 revenue target and goal

Our Strategy to transform from customized SaaS to standard SaaS

infobird

Past

Customized SaaS

- Accounted for approximately 67.4% and 70.5% of total revenues for the years ended December 31, 2018 and 2019
- Consisted of a single major customer: China Guangfa Bank
- Focused on the finance industry
- Primary products involved: cloud call center and intelligent telemarketing

2022-Forward

Standard SaaS

We intend to:

- Increase the revenue weight for standard SaaS
- Elaborate on our standard cloud-based services to expand into other industries: finance, retail, healthcare, EV etc. industries
- Involve various cloud-based AI products: cloud call center, intelligent telemarketing, AI Chatbots, and intelligent quality inspection

Our key milestones for the standard SaaS transitions

Stage I : 2020-2021
Initiate

Goal: Start to build the foundation for the transition

Key Steps:
- Develop and upgrade more intelligent standard SaaS products
- Start the focus on strategic vertical industry
- Expand sales and marketing team; build channel teams

Stage II : 2022-2024
Develop

Goal: Expedite the standard SaaS revenue expansion and build higher competition barrier

Key Steps:
- Further imbed industry and customer engagement operational know-how into products (model/process)
- Dig deeper and grow faster in the strategic vertical industries(sales team)
- Build **"high-quality"** expansion model (Sales/marketing ROI etc.)

Stage III : 2025-forward
Mature

Goal: Consolidating the leading position standard SaaS customer engagement industry

Key Steps:
- Continue to develop stronger industry sales team to target more mid-to-large enterprises and channel sales team/telemarketing for SMBs
- Keep upgrading and refining intelligent standard SaaS products to create better CX and more busines value
- Continue to develop a mature customer experience management organizational structure and mechanism to create the best customer experience

Key steps we have done since IPO

Improve sales and marketing

Expand sales and marketing teams

- Build telemarketing team
- Increase industry sales
- Enhance digital marketing

Deploy experienced channel sales team

- Expand client base across industries
- Deploy sales in various cities in China

Broaden and go deeper in Strategic industries

Enter into new industry

- Build foundation to expand in the NEV industry
- NEV industry solution covers from digital marketing, customer retain etc.

New Acquisition

- Acquired one data analysis SaaS provider aiming to improve store operation and performances in retail industry

Enhance Products

New products launch/upgrade

- Launched new product for continuous customer life-cycle management
- Upgraded intelligent interactive training product

Some important client wins for 2021

Retail Industry



- **Important client wins:** SaSa, Zu Lijian, one globally well-know retail brand etc.

- **Client needs:**
  - Effective customer contact tools for employees deployed at different local stores
  - Better omni-channel customer contact and customer service management
  - Track and monitor customer service quality and dig-out business needs

- **Solutions offered:** cloud call center, omnichannel customer service, intelligent quality inspection

Healthcare industry



- **Important client wins:** Nippi Shanghai, dental offices in Beijing/Shanghai/Guangdong etc.

- **Client needs:**
  - More efficient digital marketing to acquire new customers
  - Better omni-channel customer contact and customer service management

- **Solutions offered:** digital marketing solution, omnichannel customer service

New Energy Vehicles



- **Important client wins:** HYCAN

- **Client needs:**
  - More efficient digital marketing to acquire new customers
  - Customer whole lifecycle management

- **Solutions offered:** digital marketing solution, private domain operation

- Corporate and solution overview
- Strategic highlights and key steps after IPO
- **2022 revenue target and goal**

Goals for 2022: Focus on high quality growth

1 Go to market strategy: Horizontal industry

- Develop a result-driven marketing team to focus on online digital marketing
- Continue to build telemarketing as well as onsite sales teams to quickly respond to client needs (mostly SMBs)
- Deploy channel sales to quickly expand client base across China

2 Go to market strategy: Vertical industry

- Focus on strategic industries such as finance, retail, healthcare, new energy vehicle and etc.
- Expand experienced industry sales and build alliances to target mid-to-large enterprises in the targeted industry
- Set up industry consultants to consolidate the know-how/pain points for industry customer engagement operation

2022 Revenue target approx. **$16m**

3 Upgrade and refine AI-driven products

- Further industry know-how as well as customer engagement operational knowledge into product
- Continue to upgrade existing products' functions and user experience
- Leveraging leading AI technologies to further improve the capabilities of AI-driven products

4 Build high-quality growth model

- Focus and improve the ROI of spending
- Continue to utilize company's structure and process
- Emphasis on the client-centric and client-first value
- Work on to better contain high talents employee and continue to improve employee satisfaction within the company

Thank you!